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15 July 1998

The Directors
The New South Africa Fund, Inc.
c/o Bear Stearns Management
245 Park Avenue
New York
New York  10167
USA


Dear Sirs

The Emerging Markets Country Fund ('EMCF') has beneficially owned shares of the New South Africa Fund, Inc. ('the Fund') valued at more than US$2,000 continuously for more than one year and it intends to continue ownership through the special stockholders meeting to be held on or about 28th September 1998. We also enclose a copy of the Schedule 13D reporting EMCF's ownership of the shares of the Fund.

In accordance with the request by the Fund and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we hereby submit the following proposal and supporting statement for inclusion in the Fund's proxy statement for that meeting.

"RESOLVED:                 that the stockholders of the Fund mandate that the
                           Fund terminates the Investment Advisory Agreement between the Fund and Fleming International Asset
                           Management Limited ('FIAM'), and recommend to the Board of Directors that it be replaced with another
                           Advisory Agreement with FIAM containing identical terms except that the remuneration arrangements of the Agreement be such that the monthly advisory fee
                           (currently charged at an annual rate of 1.25%) is varied in accordance with the following formulae.


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                           Firstly, calculate the average discount or premium of
                           the Fund's stock price to its NAV as at the close of dealings on each and every NAV calculation day (on the same basis as the Investment Advisory Agreement currently calculates the average weekly net assets for the Fund) ('the Average Discount' or 'the Average Premium') and secondly apply the following fee variation schedule as required:

                           a) if the  Average  Discount  percentage  is less
                              than 5% or there is an Average Premium, the monthly fee will not be varied;

                           b) if the Average  Discount  percentage is less than
                              10% but not less than 5%, the monthly fee shall be reduced by the Average Discount percentage;

                           c) if the Average Discount percentage is less than
                              15% but not less than 10%, the monthly fee shall be reduced by one and a half times the Average Discount percentage;

                           d) if the Average Discount percentage is less than
                              20% but not less than 15%, the monthly fee shall be reduced by twice the Average Discount percentage;

                           e) if the Average Discount percentage is less than
                              25% but not less than 20%, the monthly fee shall be reduced by two and a half times the Average Discount percentage; and

                           f) if the Average Discount percentage is 25% or
                              greater, the monthly fee shall be reduced by three times the Average Discount percentage.

                              SUPPORTING STATEMENT

In response to concerns expressed by several stockholders, the Fund has called a special stockholders meeting to obtain approval to conduct measures to reduce the discount to NAV at which the Fund trades and has invited stockholders to submit their own proposals for consideration at this meeting. The above proposal is designed to align more closely the interests of stockholders and management by tying management's remuneration inextricably to the performance of the Fund's discount to NAV, rather than solely to its NAV.

We believe that such a marrying of investors' and management's interests is essential if stockholders are able to believe that management will give more than mere token consideration to the not unreasonable desire of stockholders to be able to dispose of their investment in the Fund at or close to the Fund's NAV whenever they so wish, yet falling short of the Fund becoming open-ended.


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We believe that this proposal will encourage management to promote and market the Fund, since if the Fund continues to trade at a significant discount to its underlying NAV per share, management's remuneration will be substantially reduced."

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We wish to thank the Fund for convening the special stockholders meeting and setting an agenda at which the future of the Fund may be considered and debated by stockholders. We would also thank the Fund for inviting shareholders to put forward proposals for consideration by other stockholders.

Should the Fund have any concerns regarding our proposal, we would appreciate an opportunity to discuss them before any 'no action' relief is sought from the SEC.


Yours faithfully
For and on behalf of
City of London Investment Management Company Limited
(Manager of the Emerging Markets Country Fund)




WILLIAM MARLE
HEAD OF CORPORATE GOVERNANCE